VIA EDGAR

David G. Peinsipp

T: +1 415 693 2177

dpeinsipp@cooley.com

September 15, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BowX Acquisition Corp.

Amendment No. 4 to Registration Statement on Form S-4

Filed September 1, 2021

File No. 333-256133

Dear Ms. Martin and Ms. Long:

On behalf of our client, BowX Acquisition Corp. (the “Registrant”), this letter sets forth the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your comment letter, dated September 14, 2021, regarding amendment no. 4 to the registration statement on Form S-4 filed with the Commission on September 1, 2021 (the “Registration Statement”). In connection with this letter, the Registrant is filing via EDGAR amendment no. 5 to the Registration Statement (the “Revised Registration Statement”).

For ease of review, we have reproduced the Staff’s comments in bold face type below and have provided the Registrant’s response following each comment. Defined terms used but not defined in this letter are used with the meanings assigned to them in the Revised Registration Statement.

Amendment No. 4 to Registration Statement on Form S-4 filed September 1, 2021

Post-Business Combination Ownership Structure, page 153

1. We note your response to comment 1. Please further revise the organizational chart and related footnotes to quantify the percentage of The We Company PI L.P. and Adam Neumann’s economic and voting interest, consistent with how such information is presented with other entities and securityholders therein.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on page 153 and 154 of the Revised Registration Statement.

Certain Relationships and Related Persons Transactions

Tender Offer and Settlement Agreement, page 336

2. Please revise your disclosure here to also discuss the other material events related to the settlement and tender offer and provide additional context, consistent with Note 27 to your audited financial statements. For example, we note your disclosure that Mr. Neumann’s securities were excluded from the revised tender offer. Please also discuss the sale of securities by Mr. Neumann to SBG that resulted in a recorded expense by the company. Please also note that Mr. Neumann also received a settlement payment of $105.6 million from SBG as part of the Settlement Agreement.

Cooley LLP  3 Embarcadero Center  20th Floor  San Francisco, CA  94111-4004

t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

United States Securities and Exchange Commission

September 15, 2021

Page Two

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on page 337 of the Revised Registration Statement.

General

3. We note your response to comment 3. Please revise your disclosure as appropriate to address the following:

•

Please clarify disclosures throughout the prospectus regarding the number of shares in “aggregate merger consideration” and whether this number includes shares of New WeWork Class C Common Stock or shares of New WeWork Class A Common Stock that correspond to shares of New WeWork Class C and Partnership Profits Interest Units. For example, the cover page indicates that the aggregate merger consideration of 655,300,000 shares of New WeWork Class A Common Stock includes the Class A shares underlying the WeWork Partnership Profits Interest Units and corresponding Class C shares. Similar disclosure also appears on page 164, footnote (2) on page 188 and page 221. However, disclosure regarding the post-combination organizational chart on page 153 appears to indicate that the 655,300,000 shares of Class A Common Stock being issued as the aggregate consideration includes Class C Common Stock rather than Class A Common Stock underlying the Partnership Profits Interest Units, and footnote (7) on page 152 makes no reference to the shares underlying the Partnership Profits Interest Units in its calculation of aggregate merger consideration. Please revise to reconcile these references, and to clarify, if true, that the number of shares in aggregate merger consideration does not include both the number of New WeWork Class C shares and the number of related New WeWork Class A shares.

•	Please clarify how the Series C Convertible Note is being accounted for in the aggregate consideration figure.

•

Please revise references to the number of shares to be registered to clarify that you include all shares underlying equity awards, regardless of whether they are in or out of the money, and revise your disclosure regarding the aggregate merger consideration throughout the preliminary proxy statement and prospectus to explicitly clarify for investors the assumptions that are being used in determining that amount (e.g., “in-the-money” or rounding up or down).

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on the cover page, the proxy page, and pages xxii, 9, 150, 152, 153, 154, 164, 188, 221 and 357 of the Revised Registration Statement.

4. We note that many of your defined terms regarding the various classes of securities pre-and post-business combination cross-reference each other and also refer the reader to documents outside the preliminary proxy statement and prospectus. Please revise to ensure that the defined terms being used are clear and consistent with their use throughout. Furthermore, please revise to include the revised partnership agreement as an exhibit to the registration statement.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages i, x, xiv, 10, 79, 94, 105, 153, 154, 158, 161 and 349 of the Revised Registration Statement and has filed the Partnership Agreement as exhibit 10.22 of the Revised Registration Statement.

* * *

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004

t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

United States Securities and Exchange Commission

September 15, 2021

Page Three

If you have additional questions or require any additional information with respect to the Revised Registration Statement or this letter, please do not hesitate to contact me at dpeinsipp@cooley.com or (415) 693-2177.

Sincerely,
/s/ Dave G. Peinsipp
Dave G. Peinsipp of COOLEY LLP

cc:	Kristina Marrone, Securities and Exchange Commission

Shannon Menjivar, Securities and Exchange Commission

Kim McManus, Securities and Exchange Commission

Pam Long, Securities and Exchange Commission

Vivek Ranadivé, Chairman and Co-Chief Executive Officer of BowX Acquisition Corp.

Murray Rode, Co-Chief Executive Officer and Chief Financial Officer of BowX Acquisition Corp.

Garth Osterman, Cooley LLP

Eric Blanchard, Cooley LLP

Richard Segal, Cooley LLP

Kevin Cooper, Cooley LLP

Howard Ellin, Skadden, Arps, Slate, Meagher & Flom LLP

C. Michael Chitwood, Skadden, Arps, Slate, Meagher & Flom LLP

David J. Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP

Amr Razzak, Skadden, Arps, Slate, Meagher & Flom LLP

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004

t: +1 415 693 2000 f: +1 415 693 2222 cooley.com